James E. Hoegh, PT, ATC Work History

James is a licensed physical therapist and certified athletic trainer, and founder of Physical Therapy by Hoegh, a healthcare boutique in Sunbury, PA, with over 30 years of physical therapy experience. He's a native of Iowa and has traveled the United States and Europe extensively as a contract physical therapist. He's a graduate of the University of Iowa, where he was Athletic Trainer to legendary coach and wrestler Dan Gable and the Iowa Hawkeyes, 1985-1996. He's an accomplished cyclist, hiker, and motorcyclist. In 2010 he partnered with Confederate Motors to pursue land speed racing at the infamous Bonneville Salt Flats, where he and Confederate Motors set National AMA records in 2012, 2013, and 2014, and which are unbroken yet today.

Contact

www.linkedin.com/in/h-matthew-chambers-41058143 (LinkedIn)

Top Skills

Motorsports
Sales Management
Marketing Strategy

Languages

English

Patents

5857538

H Matthew Chambers

CEO + Chairman of the Board at Curtiss Motorcycle Company, Inc.
Birmingham, Alabama, United States

Summary

Experienced Chief Executive Officer with a demonstrated history of working in the automotive industry. Skilled in Motorcycle Industry, Negotiation, Business Planning, Sales, and Powersports. Strong business development professional with a Juris Doctor (J.D.) focused in Law from Louisiana State University.

Experience

Curtiss Motorcycle Co.
CEO + Chairman of the Board
April 1992 - Present (31 years 2 months)
Birmingham, Alabama Area

H. Matthew Chambers, APLC
Attorney
1978 - February 1991 (13 years)
Baton Rouge, Louisiana Area

Education

Louisiana State University
Juris Doctor (J.D.), Law · (1975 - 1978)

Louisiana State University
Bachelor's Degree, Business Administration and Management, General · (1972 - 1975)

Contact

www.linkedin.com/in/pamela-miller-29523249 (LinkedIn)

Top Skills

Commercial Litigation
Litigation
Civil Litigation

Pamela Miller

Paralegal at Bernard, Cassisa, Eliott & Davis
Covington, Louisiana, United States

Experience

Bernard, Cassisa, Eliott & Davis

Paralegal
September 2009 - Present (13 years 9 months)
Covington, LA

Curtiss Motorcycle Co.

Member Board Of Directors/Administrator
April 1991 - Present (32 years 2 months)

McCranie, Sistrunk, Anzelmo, Hardy, Maxwell & McDaniel

Paralegal
February 2003 - September 2009 (6 years 8 months)
Covington, LA

Aubert & Pajares

Paralegal
1999 - 2002 (3 years)

Education

LSU

Contact

www.linkedin.com/in/andyskrobko
(LinkedIn)

Top Skills

Financial Reporting

Auditing

Accounting

Certifications

Certified Public Accountant

Honors-Awards

Eagle Scout

Andy Skrobko, CPA

Seasoned Finance and Accounting Pro

Atlanta Metropolitan Area

Experience

Inman Solar Incorporated
Interim CFO
February 2023 - Present (4 months)

Applied Technical Services, LLC
Director of FP&A
September 2021 - February 2023 (1 year 6 months)

The Home Depot
6 years

Finance Manager, FP&A
April 2020 - September 2021 (1 year 6 months)

Accounting Manager, Gross Margin
November 2017 - April 2020 (2 years 6 months)

Accounting Manager, Subsidiaries
June 2016 - November 2017 (1 year 6 months)

Accounting Supervisor
October 2015 - June 2016 (9 months)

Cordant Health Solutions
Senior Accountant
2013 - 2015 (2 years)
Denver, Colorado

Deloitte
Audit Senior
2012 - 2013 (1 year)
Denver, CO

KPMG
Audit Senior
2011 - 2012 (1 year)



Denver, CO

Builders FirstSource/Probuild
Sr. Financial Reporting, Planning & Analysis
2009 - 2011 (2 years)
Denver, CO

McGladrey
Audit Associate
2006 - 2008 (2 years)
Orlando, Florida Area

Education

Florida State University
BS, Accounting · (2001 - 2005)